Exhibit 6.1

ADDENDUM TO AGREEMENT OF PURCHASE, SALE, AND CO-OWNERSHIP

This is an Addendum dated March 31, 2022, to the Agreement of Purchase, Sale, and Co-Ownership dated November 25,2019 by and among the parties to that Agreement, specifically MY RACEHORSE CA LLC., EXPERIENTIAL SQUARED, INC, and SPENDTHRIFT FARM, LLC. Collectively, the parties to the Agreement and to this Addendum are referred to as the Parties.”

The November 25, 2019, Agreement of Purchase of Sale and Co-Ownership is referred to hereafter simply as the Agreement. The Parties hereby agree to amend the Agreement to extend the limited option of selling an asset (a Co-owned horse) under the Agreement via public auction to also permit the sale of the asset via a private sale. This exception is being made solely for MOONLIGHT D’ORO, a 2018 filly by MEDAGLIA D’ORO out of VENETIAN SONATA (the “filly”) to permit the sale of the filly to Spendthrift Farm, LLC.

This agreement to privately sell MOONLIGHT D’ORO is only being done after due consideration by My Racehorse CA LLC and Experiential Squared, Inc. as Manager for the My Racehorse CA, LLC and My Racehorse CA Series The Filly Four Interests. My Racehorse CA, LLC and Experiential Squared, Inc. are herein referred to simply as “MyRacehorse.”

MyRacehorse after appropriate due diligence believes it is in the best interests of My Racehorse CA Series The Filly Four Interests not to wait until November 2022 to sell MOONLIGHT D’ORO at public auction (with the risk of an unknown result) if a profitable result may be obtained now that is consistent with independent appraisals. MyRacehorse is hereby permitted by this Addendum to privately sell MOONLIGHT D’ORO, but is under no obligation to do so.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum to the Agreement as of the day and year written above.

SPENDTHRIFT FARM, LLC

/s/Eric Gustavson

MY RACEHORSE CA, LLC

/s/ Michael Behrens

EXPERIENTIAL SQUARED, INC.

/s/ Michael Behrens